UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-38752

360 Finance, Inc.

(Translation of registrant’s name into English)

China Diamond Exchange Center, Building B

No. 555 Pudian Road, No. 1701 Century Avenue

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

360 Finance, Inc.

	By:	/s/ Jiang Wu
	Name:	Jiang Wu
	Title:	Chief Financial Officer

Date: November 27, 2019

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Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.2—Press Release

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